SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 30 August 2012

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

August 30, 2012

BT COMPLETES SALE OF 14.1% STAKE IN TECH MAHINDRA

BT announces that it has today completed the sale of a 14.1% shareholding (17.9m shares) in Tech Mahindra Ltd. (Tech Mahindra) to institutional investors for total gross cash proceeds of INR 13,949 million (£158.6 million†) at INR 777.73 per share.

Following this sale, BT has a 9.1% shareholding in Tech Mahindra but further sales may be considered in the future.  The financial impact of the disposal is expected to be treated as an income statement specific item in BT's next financial results.

Tech Mahindra remains a key supplier to BT.

†Based on INR: Pound sterling exchange rate of 87.96:1.00

About BT
BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries.  Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services.  BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.
In the year ended 31 March 2012, BT Group's revenue was £18,897m with profit before taxation of £2,445m.
British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group.  BT Group plc is listed on stock exchanges in London and New York.
For more information, visit
www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Andrew J Parker, Company Secretary
--------------------

Andrew J Parker, Company Secretary.

Date 30 August 2012